November 23, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549

Attn:	Jeffrey Gabor Brigitte Lippmann

Re:	BYTE Acquisition Corp.

Preliminary	Proxy Statement

Filed	November 17, 2022

File	No. 001-40222

Ladies and Gentlemen:

On behalf of our client, BYTE Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced preliminary proxy statement filed on November 17, 2022 (the “Proxy Statement”), delivered telephonically on November 22, 2022.

All page references in the response set forth below refer to page numbers in the Proxy Statement. Capitalized terms used but not defined herein have the meanings set forth in the Proxy Statement.

Preliminary Proxy Statement filed November 17, 2022

Questions and Answers About the Extraordinary General Meeting, page 5

1.	Response: The Company has revised the disclosure on page 5 to remove a paragraph that was inadvertently not deleted, stating the Company’s sponsor is not a “foreign person”. The changes are as shown below.

The Company’s ability to complete an initial business combination with a U.S. target company may be impacted if such initial business combination is subject to U.S. foreign investment regulations and review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (“CFIUS”), and ultimately prohibited.

United States Securities and Exchange Commission

November 23, 2022

~~The Sponsor, BYTE Holdings LP is a Cayman Islands exempted limited partnership. Although entities organized in non-U.S. jurisdictions such as the Cayman Islands are sometimes considered “foreign persons” under the regulations administered by CFIUS, the Company believes the Sponsor would not be considered a foreign person because it is ultimately controlled and majority-owned by U.S. nationals.~~

The Sponsor, BYTE Holdings LP is a Cayman Islands exempted limited partnership, is likely to be considered a “foreign person” under the regulations administered by CFIUS. As such, an initial business combination with a U.S. business may be subject to CFIUS jurisdiction, the scope of which includes controlling investments (within the meaning of “control” under the CFIUS regulations) as well as certain non-passive, non-controlling investments in sensitive U.S. businesses meeting certain criteria. If the Company’s potential initial business combination with a U.S. business falls within CFIUS’s jurisdiction, the parties may determine that they are required to make a mandatory filing or that they will submit a voluntary filing to CFIUS, or to proceed with the initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial business combination. CFIUS may decide to delay the initial business combination, impose conditions to mitigate national security concerns with respect to such initial business combination or recommend that the U.S. president block the initial business combination or order the Company to divest all or a portion of a U.S. business of the combined company, which may limit the attractiveness of or prevent the Company from pursuing certain initial business combination opportunities that it believes would otherwise be beneficial to the Company and its shareholders. As a result, the pool of potential targets with which the Company could complete an initial business combination may be impacted, and it may be adversely affected in terms of competing with other special purpose acquisition companies which do not have similar foreign ownership issues.

Moreover, the process of government review, whether by the CFIUS or otherwise, could be lengthy and the Company has limited time to complete its initial business combination. If the Company cannot complete its initial business combination by March 23, 2023 or by [ ], 2023, if the Extension is approved, or such later date that may be approved by the Company’s shareholders, because the review process extends beyond such timeframe or because the initial business combination is ultimately prohibited by CFIUS or another U.S. government entity, the Company may be required to liquidate. If the Company liquidates, its public shareholders may only receive approximately $[    ] per share (based on the amount held in the Trust Account as of the Record Date (including interest not previously released to BYTE to pay its taxes), and assuming the Extension is not approved), and the Company’s warrants will expire worthless. This will also cause you to lose the investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.

Questions and Answers About the Extraordinary General Meeting, pages 9-10

2.	Response: The Company has revised the disclosure on pages 9 and 10 to address the SEC’s comment regarding the risks associated with the possibility of the Company being deemed an investment company, with additional language marked with an underline.

United States Securities and Exchange Commission

November 23, 2022

How are the funds in the Trust Account currently being held?

With respect to the regulation of special purpose acquisition companies like the Company (“SPACs”), on March 30, 2022, the SEC issued proposed rules (the “SPAC Rule Proposals”) relating to, among other items, disclosures in business combination transactions involving SPACs and private operating companies; the condensed financial statement requirements applicable to transactions involving shell companies; the use of projections by SPACs in SEC filings in connection with proposed business combination transactions; the potential liability of certain participants in proposed business combination transactions; and the extent to which SPACs could become subject to regulation under the Investment Company Act of 1940, as amended (the “Investment Company Act”), including a proposed rule that would provide SPACs a safe harbor from treatment as an investment company if they satisfy certain conditions that limit a SPAC’s duration, asset composition, business purpose and activities.

There is currently uncertainty concerning the applicability of the Investment Company Act to a SPAC, including a company like ours, that does not complete its initial business combination within the proposed time frame set forth in the proposed safe harbor rule. As indicated above, we completed our IPO in March 23, 2021 and have operated as a blank check company searching for a target business with which to consummate an initial business combination since such time (or approximately 18 months after the effective date of our IPO, as of the date of this proxy statement). If we were deemed to be an investment company for purposes of the Investment Company Act, we might be forced to abandon our efforts to complete an initial business combination and instead be required to liquidate the Company. If we are required to liquidate the Company, our investors would not be able to realize the benefits of owning shares in a successor operating business, including the potential appreciation in the value of our shares and warrants following such a transaction, and our warrants would expire worthless.

The funds in the Trust Account have, since our IPO, been held only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act. However, to mitigate the risk of us being deemed to have been operating as an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act), we may, ~~and likely will,~~ on or prior to the 24-month anniversary of the effective date of the registration statement filed in connection with our IPO (the “IPO Registration Statement”), should our Company continue to exist to such date, instruct Continental, the trustee with respect to the Trust Account, to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in cash until the earlier of consummation of our initial business combination or liquidation. As a result, following such liquidation, we will likely receive minimal interest, if any, on the funds held in the Trust Account, which would reduce the dollar amount our public shareholders would receive upon any redemption or liquidation of the Company.

In addition, even prior to the 24-month anniversary of the effective date of the IPO Registration Statement, we may be deemed to be an investment company. The longer that the funds in the Trust Account are held in short-term U.S. government securities or in money market funds invested exclusively in such securities, even prior to the 24-month anniversary, there is a greater risk that we may be considered an unregistered investment company, in which case we may be required to liquidate. Accordingly, we may determine, in our discretion, to liquidate the securities held in the Trust Account at any time, even prior to the 24-month anniversary, and instead hold all funds in the Trust Account in cash, which would further reduce the dollar amount our public shareholders would receive upon any redemption or our liquidation.

If you have any questions related to this letter, please do not hesitate to contact Elliott Smith at (212) 819-7644 of White & Case LLP.

Sincerely,

/s/White & Case LLP

White & Case LLP

cc:	Sam Gloor, Chief Financial Officer, BYTE Acquisition Corp.